ALPS Series Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

January 22, 2018

Re: ALPS Series Trust (the "Registrant")
File Nos. 811-22747, 333-183945

Dear Mr. Manion,

On behalf of the Registrant, and with respect to each of the funds listed on Exhibit A hereto (each a "Fund" and collectively, the "Funds"), the following is the Registrant's response to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission on December 21, 2017 regarding the Registrant's filings on Form N-CSR for the reporting period ended September 30, 2017 and Form NT-NSAR filed on November 30, 2016. Each Staff comment is summarized below, followed by the Registrant's response to the comment.

I. General

1. **Staff Comment**: The Staff notes that some of its comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for other funds. The Registrant should review its filings to determine other areas where such comments may apply.

   Registrant's Response: Comment complied with. See other responses throughout this letter.

II. Filing on Form N-CSR (reporting period ended September 30, 2017)

1. **Staff Comment**: (Insignia Macro Fund) On page 15, the section titled "Total Return Swap Contracts" uses the terms "notional allocation" and "notional value." In the future, please more clearly define these two types of uses of the term "notional." Please apply to all total return swap-related footnotes.

   Registrant's Response: The Fund will adjust the language going forward to more clearly describe the relationship between the two terms.

2. **Staff Comment**: (Insignia Macro Fund) On page 20, the Consolidated Statement of Assets and Liabilities includes two line items: an asset line item titled "Advance receipt on swap contract" and a liability line item titled "Payable for advance payment on swap

contract" both of which are in the amount of $4,050,000. What do these line items represent? As these are offsetting payments, please explain the GAAP concept supporting the inclusion of these two items, which collectively increase the balance sheet.

Registrant's Response: Under the terms of the Swap Agreement between the Insignia Macro Fund and the broker, the cash held is an asset that was recognized in prior years that is held in the Fund's custody account and not subject to offset to the broker as the broker does not have access to it. It is still an obligation to the broker until the termination of the swap. Based on the definition of "assets" and "liabilities" under GAAP (see definitions below), management has determined that the Statement of Assets and Liabilities is properly reflecting the balances to meet the definition of assets and liabilities in accordance with GAAP.

Assets- probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Liability - the future sacrifices of economic benefits that the entity is obliged to make to other entities as a result of past transactions or other past events.

3. **Staff Comment**: (Insignia Macro Fund) On pages 36 and 37, in the Financial Statement Note 5 titled "Capital Losses," the note states that "[c]apital losses as of September 30, 2017 deferred to the next tax year were as follows:" and "[t]he Fund elects to defer to the period ending September 30, 2018, capital losses recognized during the period November 1, 2016 to September 30, 2017 in the amount of $66,262." In future reports, please include an explanation of the treatment of (1) capital loss carryforwards and (2) other losses. In future reports, please include additional disclosure regarding treatment of capital loss carryforwards and ability to defer timing and use of deferrals.

   Registrant's Response: The Fund will include in future reports additional disclosure about capital loss carryforwards and other losses.

4. **Staff Comment**: (Cognios Market Neutral Large Cap Fund) On page 20, in the Statement of Cash Flows, the Fund has included a line item called "Proceeds from securities sold short transactions." In the Staff's view, this item should include GAAP-related additional footnotes disclosing the (1) average financial balance; (2) average interest rate; and (3) interest rate at the end of the period. Please explain why these items were omitted, and please include them in future reports, as applicable.

   Registrant's Response:
   Debt as defined under ASC 470-60-15-4a is a receivable or payable representing a contractual right to receive money or a contractual obligation to pay money on demand or on fixed or determinable dates that is already included as an asset or a liability in the creditor's or debtor's balance sheet at the time of the restructuring.

   Securities sold short do not represent a receivable or payable for which there is a contractual obligation to pay money on demand or on a fixed or determinable date.

Furthermore, a short rebate fee is a fee that the short seller must pay to the broker for facilitating the transaction. This fee depends on the dollar amount of the sale and the availability of the shares in the marketplace, and does not have a specified interest rate associated with the securities borrowed. The "interest expense" associated with the securities sold short on the Fund's Statement of Operations are representative of these short rebate fees and not of a specified interest rate.

5. **Staff Comment**: (DDJ Opportunistic High Yield Fund) On page 11, the Statement of Assets and Liabilities includes a line item "Cash & Cash Equivalents." In future reports, please include under the Significant Accounting Policies, a discussion the policies relating to cash and cash equivalents, and what constitutes cash for purposes of the balance sheet.

   Registrant's Response: The Fund will include additional disclosure in future reports.

6. **Staff Comment**: (Clarkston) On pages 52 and 53 in the Financial Statement Note 3 titled "Tax Basis Information," please add additional disclosure about how capital loss carryforwards can be used to offset future gains and similar related disclosures.

   Registrant's Response: The Fund will include additional disclosure in future reports.

7. **Staff Comment**: (Clarkston Funds) On page 31, the Statement of Assets and Liabilities includes a line item "Cash & Cash Equivalents." In future reports, please include under the Significant Accounting Policies, a discussion the policies relating to cash and cash equivalents, and what constitutes cash for purposes of the balance sheet.

   Registrant's Response: The Fund will include additional disclosure in future reports.

III. Filing on Form NT-NSAR (filed November 30, 2016)

1. **Staff Comment**: In Form NT-NSAR filed November 30, 2016, the narrative states that "The Registrant is unable to file Form N-SAR for the fiscal year ended September 30, 2016 within the prescribed time period without unreasonable effort or expense because sufficient information has not been supplied to management and the independent registered public accounting firm for the independent registered public accounting firm to release their opinion in connection with the filing." Please provide additional disclosure about the reasons for the late report, and the late release of the shareholder reports.

   Registrant's Response:
   The Registrant was unable to timely file its Form N-SAR and transmit shareholder reports in a timely manner because a supporting SOC-1 report was not yet complete, which impacted the release of the audit report. Registrant will continue to work closely with its service providers to seek to ensure that, in the future, its filings on Form N-SAR are timely filed and shareholder reports are released in a timely manner.

*****

Please feel free to contact the undersigned at (303)623-2577should you have any questions.

Sincerely,

Kimberly R. Storms
Treasurer
ALPS Series Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

EXHIBIT A

Clarkston Founders Fund
Clarkston Fund
Clarkston Partners Fund
Clarkston Select Fund
Cognios Market Neutral Large Cap Fund
DDJ Opportunistic High Yield Fund
Insignia Macro Fund